FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For February 13, 2004

                       Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                 CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                           Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                 Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                      No  X
                    ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                               INDEX TO EXHIBITS

Item

1.    Press release dated February 10, 2004.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                     (Registrant)



Date: February 12, 2004                     By: /s/ Bruno Nieuwland
                                               --------------------
                                            Name: Bruno Nieuwland
                                            Title: Chief Financial Controller

                                                                         Item 1


                                      MIC
                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                          FOR IMMEDIATE RELEASE
                                                              February 10, 2004


             MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

        o   44% Annual Increase in Proportional Subscribers to 4 million*
        o   23% Annual Increase in Revenues to $641.1m (2002: $522.4m)*
        o   32% Annual Increase in EBITDA to $318.2m (2002: $241.5m)*
        o   143% Annual Increase in EBITDA for Africa

New York, London and Luxembourg - February 10, 2004 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC), the global telecommunications investor, today announces results for the quarter and year ended December 31, 2003.

       Financial summary for the years ended December 31, 2003 and 2002*

                                                         Dec 31,      Dec 31,          Change
                                                            2003       2002
Worldwide cellular subscribers (i)
-        proportional                                  4,025,577   2,784,187             44%
-        gross                                         5,690,542   4,002,911             42%
                                                      ===========  ===============  ==========

US$ `000
Revenues                                                 641,088     522,430             23%

Operating profit before depreciation and                 318,202     241,534             32%
amortization, EBITDA(ii)

EBITDA margin                                                50%          46%             -

Profit before financing, taxes and other income          324,949    (177,588)             -
                                                      -----------  ---------------  ----------
Profit/ (loss) for the year                              178,823    (385,143)             -
                                                      ===========  ===============  ==========
Basic profit / (loss) per common share (US$)               10.95      (23.60)(iii)        -
                                                      ===========  ===============  ==========
Diluted profit / (loss) per common share (US$)              9.06      (23.60)(iii)        -
                                                      ===========  ===============  ==========
Weighted average number of shares (thousands)             16,328       16,318(iii)        -
                                                      ===========  ===============  ==========
Weighted average number of shares and dilutive            20,125       16,318(iii)
potential shares (thousands)                                                              -
                                                      ===========  ===============  ==========


(i) Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest. Subscriber figures do not include divested operations.

(ii) EBITDA; operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of revenues, sales and marketing costs, and general and administrative costs from revenues.

(iii) Pro forma number of shares and loss per share for 2002, adjusted for reverse 3 to 1 stock split of February 2003.

* Due to local issues in El Salvador, MIC discontinued consolidating El Salvador on a proportional basis from May 2001 to September 2003. Figures for 2002 in this press release therefore exclude divested operations and El Salvador in respect to subscribers and for financial results, down to and including EBITDA. Figures for 2003 include El Salvador from September 15, 2003 and exclude divested operations for financial results, down to and including EBITDA.

Marc Beuls, MIC's President and Chief Executive Officer stated:

"In 2003 MIC increased its annualised quarterly top line growth in revenues from 11% in Q1 to 22% in Q4, excluding the results of the El Salvador operation. This increase of the growth in revenues is driven by accelerated investments in our networks and our mass market prepaid offerings. The improved balance sheet structure combined with the free cash flow generation has not only allowed the Company to consolidate in our existing operations, as demonstrated by the recent acquisition of 26% of Millicom Tanzania Ltd, but also to look for new opportunities in the mobile telephony business.

"Our priority will of course be to grow our existing operations and we are pleased with the prospect of long term co-operation in Vietnam, MIC's largest market, following the signing of the Memorandum of Understanding last week."


                        FINANCIAL AND OPERATING SUMMARY*

o    Subscriber growth:

     >> An annual increase in worldwide gross cellular subscribers of 42% to 5,690,542 as at December 31, 2003

     >>   31% underlying annual growth in gross subscribers excluding El
          Salvador

     >> An annual increase in worldwide proportional cellular subscribers of 44% to 4,025,577 as at December 31, 2003

     >> 28% underlying annual growth in proportional subscribers excluding El Salvador

     >> In the fourth quarter of 2003 MIC added 386,701 net new gross cellular subscribers. Underlying subscriber additions for the fourth quarter excluding El Salvador were the highest on record.

     >> Proportional prepaid subscribers increased to 3,550,322 from 2,453,273 as at December 31, 2002

     >> Excluding El Salvador, proportional prepaid subscribers increased by 32% from December 2002

o    Financial highlights:

     >> Revenues for the fourth quarter of 2003 were $201.9 million, an increase of 47% from the fourth quarter of 2002. Excluding El Salvador the increase was 22%.

     >> EBITDA increased by 42% in the fourth quarter of 2003 to $93.0 million, from $65.5 million for the fourth quarter of 2002. Excluding El Salvador the increase was 20%.

o Total cellular minutes increased by 48% for the three months ended December 31, 2003 from the same quarter in 2002 and increased by 32% excluding El Salvador, with prepaid minutes increasing by 67% in the same period and by 55% excluding El Salvador.

o In October 2003, MIC's subsidiary Paktel Limited in Pakistan was allocated GSM frequency under its existing license.

o In November 2003, MIC began the third and final stage of its financial restructuring process through the offering of US$550 million 10% Senior Notes due 2013. The proceeds were used to repay the remaining US$137 million 13.5% Senior Subordinated Notes due 2006 and the outstanding $395 million 11% Senior Notes due 2006. Both amounts were fully retired by the end of December 2003.

                              REVIEW OF OPERATIONS


                               SUBSCRIBER GROWTH*


At December 31, 2003, MIC's worldwide gross cellular subscriber base increased to 5,690,542 cellular subscribers from 4,002,911 as at December 31, 2002. Particularly significant percentage increases were recorded in Ghana, Senegal, Mauritius, Sri Lanka and Vietnam. Both Asia and Africa recorded their best ever quarter in terms of total subscriber growth with additions of respectively 239,390 and 129,761 subscribers. For Asia, this represented an increase in total subscribers of 45% from December 31, 2002 and 10% from September 30, 2003 and for Africa, an increase of 63% from December 31, 2002 and 24% from September 30, 2003.

At December 31, 2003, MIC's proportional subscriber base increased to 4,025,577 from 2,784,187 at December 31, 2002, an increase of 44%.

Within the 4,025,577 proportional cellular subscribers reported at the end of the fourth quarter, 3,550,322 were pre-paid customers. Proportional pre-paid subscribers increased by 45% from December 2002 and by 32% excluding El Salvador.


        FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2003*


Total revenues for the three months ended December 31, 2003 were $201.9 million, an increase of 47% from the fourth quarter of 2002, reflecting the increasing trend of growth in MIC's operations. MIC recorded revenue growth in Africa of 61% to $27.2m in the fourth quarter of 2003 compared with the same period in 2002, with Ghana producing growth of 134%. Revenues for Asia for the fourth quarter of 2003 increased by 32% from the same period last year, to $79.3 million. All of the African and Asian cellular operations reported record quarterly revenues.

Fourth quarter revenues for Latin America increased by 62% from the fourth quarter of 2002 because of the reconsolidation of El Salvador, or by 3% if El Salvador is excluded, demonstrating the increased stabilization of the region. The Central American market continued to perform strongly with Guatemala producing a 10% increase in revenues from the fourth quarter of 2002. South America continued to demonstrate recovery with Bolivia and Paraguay reporting their highest revenues since the fourth quarter 2001 and the third quarter 2002 respectively.

EBITDA for the three months ended December 31, 2003 was $93.0 million, an increase of 42% from the quarter ended December 31, 2002. EBITDA for Africa increased by a record 826% from $1.2 million in the fourth quarter of 2002 to $11.5 million for the fourth quarter of 2003, with the most impressive growth occurring in Ghana and Senegal. Latin America recorded growth in EBITDA of 56% from the fourth quarter of 2002 to $41.4 million, following the reconsolidation of El Salvador, with a particularly strong increase of 32% produced by Guatemala. EBITDA for Asia was $40.2 million for the fourth quarter, an increase of 8% from the same period in 2002 although it was hit by a back dated charge in Cambodia of 5.8 million. The quarterly EBITDA margins for Asia, Latin America and Africa were 51%, 44% and 42% respectively.

Included in the interest expense for the quarter is $24.3 million in respect of the 13.5% Senior Subordinated Notes due 2006 and the 11% Senior Notes due 2006, which were fully repaid in December 2003.

            FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003*

Total revenues for the year ended December 31, 2003 were $641.1 million with revenues for Asia and Africa increasing by 26% and 37% to $280.8 million and $84.9 million respectively from December 2002. Revenues for Latin America for the same period increased by 17% to $264.7 million, following the reconsolidation of El Salvador.

EBITDA for the year ended December 31, 2003 was $318.2 million, an increase of 32% over 2002. Most notably, Africa recorded a 143% increase in EBITDA from December 2002 to $35.7 million. The increases for Asia and Latin America were 27% to $157.7 million and 22% to $123.1 million respectively. The EBITDA margin for the year ended December 31, 2003 was 50%, an increase over the 46% recorded in December 2002, with a notable increase from 24% to 42% in Africa.

Total cellular minutes for the twelve-month period to December 2003 relative to 2002 showed growth of 35%, and 30% excluding El Salvador.

                    5% MANDATORY EXCHANGEABLE NOTES DUE 2006

In August 2003, MIC issued the 5% Mandatory Exchangeable Notes due 2006 (the "5% Notes"), exchangeable into Tele2 AB "B" shares ("Tele2"). The 5% Notes, denominated in Swedish Kronas, have been converted at the year-end exchange rate with a value of $327.6 million (net of deferred costs). This conversion led to an unrealised exchange loss of $41.8 million in the statement of profit and loss.

The Tele2 shares are evaluated at fair value using the closing price and the year-end exchange rate, with a value of $479.0 million. In contrast to the 5% Notes, the exchange impact on the Tele2 shares is recorded, together with the effect of the increase in share price, in the statement of profit and loss as valuation movement on securities. In order to reflect MIC's limited right to participate in the increase in value of the Tele2 shares, an embedded derivative is recognised as a separate liability in the balance sheet with changes in fair value recorded in the statement of profit and loss as fair value result on financial instruments. The fair value of the embedded derivative reflects the sharing in the upside of the Tele2 shares and takes into account time and volatility factors.

As at December 31, 2003, the net position with respect to the 5% Mandatory Exchangeable Notes in Tele2 shares is as follows:

    Investment in Tele2 shares                               $479.0m
    Embedded derivative on the 5% Notes                    $(103.5)m
    ----------------------------------------------------------------
                                                             $375.5m
    ----------------------------------------------------------------
    5% Mandatory Exchangeable Notes - debt component       $(327.6)m
    ----------------------------------------------------------------
    Net position                                              $47.9m
    ----------------------------------------------------------------


                              CORPORATE LIQUIDITY

    Cash at the corporate level at December 31, 2003          $56.7m
    Cash upstreamed from operations in 2003                  $129.3m
    ----------------------------------------------------------------


                                DEBT INDICATORS

                                                     At Dec 31, 2003
    10% Notes                                                $536.0m
    -----------------------------------------------------------------
    Total corporate debt                                     $536.0m
    Subsidiary debt                                          $258.8m
    -----------------------------------------------------------------
                                                             $794.8m
    Cash and time deposits                                   $181.7m
    -----------------------------------------------------------------
    Net Debt                                                 $613.1m


The above table excludes both the 2% PIK Notes that are convertible into MIC common shares and the 5% Mandatory Exchangeable Notes that are fully and mandatorily exchangeable into MIC's holding of Tele2 shares.

                               SUBSEQUENT EVENTS

In January 2004 Millicom's Registration of its 2% Senior Convertible PIK Notes due 2006 was declared effective by the U.S. Securities and Exchange Commission (the SEC).

The Board of Directors began preparations to apply for a listing of Millicom shares on the Stockholmsborsen (Swedish Stock Exchange) in January 2004. The listing will be in addition to the existing listings of Millicom's shares on the NASDAQ National Market and the Luxembourg stock exchange and is expected to become effective during the first half of 2004.

Millicom has called an Extraordinary General Meeting of Shareholders to be held on February 16, 2004, at which Millicom will propose a stock split of the issued shares of the Company by exchanging one existing share with a par value of US$ 6 into four new shares with a par value of US$ 1.50.

On February 4, 2004 MIC's subsidiary in Vietnam, Comvik International Vietnam signed a Memorandum of Understanding with its partner VMS, a subsidiary of the Vietnam Posts and Telecommunications, to confirm their intention to extend the co-operation for the long term.

On February 5, 2004 MIC acquired 26% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%.


Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.


CONTACTS:

Marc Beuls                                           Telephone:  +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg


Andrew Best                                         Telephone:  +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

                            CONFERENCE CALL DETAILS


A conference call to discuss the results will be held at 16:00 Luxembourg time / 10:00 New York time, on Tuesday, February 10, 2004. The dial-in numbers are:
+44 (0) 1452 542300 or US: 1866 2201452 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days, commencing shortly after the live call has finished, on +44 (0) 1452 550000 or US: 1866 2761167, access code:
986478#.



                                   APPENDICES

o Consolidated statements of profit and loss for the three months ended December 31, 2003 and 2002

o Consolidated statements of profit and loss for the years ended December 31, 2003 and 2002

o    Consolidated balance sheets as at December 31, 2003 and December 31, 2002

o Condensed consolidated statements of cash flows for the years ended December 31, 2003 and 2002

o Condensed consolidated statements of changes in shareholders' equity for the years ended December 31, 2003 and 2002

o    MIC quarterly analysis by region

                      Millicom International Cellular S.A.
                   Consolidated statements of profit and loss
             for the three months ended December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                Quarter ended   Quarter ended
                                                 Dec 31, 2003    Dec 31, 2002

                                                 (Unaudited)     (Unaudited)
                                                    US$ '000        US$ '000

 Revenues                                           201,855         155,279

 Operating expenses

   Cost of sales (excluding depreciation and        (54,320)        (40,809)
   amortization)

   Sales and marketing                              (30,289)        (20,946)

   General and administrative expenses              (24,270)        (21,080)

   Corporate and license acquisition costs           (8,355)         (4,769)

   Write-down of assets, net                         (6,172)        (80,260)

   Depreciation and amortization                    (37,918)        (33,403)
                                                  ------------------------------

 Operating profit  (loss)                            40,531         (45,988)

   Gain (loss) on exchange and disposal of            1,082         (46,395)
   investments

   Valuation movement on securities                 127,521        (119,138)

   Fair value result on financial instruments       (58,138)             -

   Profit from associated companies                     163           2,602
                                                  ------------------------------

 Profit (loss) before financing, taxes and other    111,159        (208,919)
 income

    Interest expense*                               (43,548)        (42,110)

    Interest income                                       -           3,600

    Other income (expense), net                        (304)         28,676

    Charge from financial instruments                     -         (28,420)

    Exchange loss, net **                           (51,915)         (5,075)
                                                  ------------------------------

 Profit / (loss) before taxes                        15,392        (252,248)

    Taxes                                           (23,268)         (3,185)
                                                  ------------------------------

 Loss after taxes                                    (7,876)       (255,433)

    Minority interest                                (2,357)        (16,974)
                                                  ------------------------------

 Loss for the quarter                               (10,233)       (272,407)
                                                  ==============================

 Basic and diluted loss per common share (US$)        (0.62)         (16.73)(i)
                                                  ==============================
 Weighted average number of shares and dilutive
 potential shares in the period (in thousands)       16,416          16,284(i)
                                                  ==============================


* 24.3 million is included in the interest expense in respect of the 13.5% Senior Subordinated Notes due 2006 and the 11% Senior Notes due 2006, which were fully repaid in December 2003

** MIC recorded a book, non-cash exchange loss of 41.8 million in respect of the 5% Mandatory Exchangeable Notes

(i) Pro forma number of shares and loss per share for 2002, adjusted for reverse 3 to 1 stock split of February 2003

                      Millicom International Cellular S.A.
                   Consolidated statements of profit and loss
                 for the years ended December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                   Year ended       Year ended
                                                 Dec 31, 2003     Dec 31, 2002
                                                  (Unaudited)        (Audited)
                                                     US$ '000         US$ '000

Revenues                                              647,104         605,186

Operating expenses

  Cost of sales (excluding depreciation and          (161,891)       (164,707)
  amortization)

  Sales and marketing                                 (87,575)        (80,941)

  General and administrative expenses                 (76,827)        (87,998)

  Corporate and license acquisition costs             (25,455)        (21,591)

  Write-down of assets, net                            (6,482)        (89,709)

  Depreciation and amortization                      (128,572)       (139,318)
                                                 -------------------------------

Operating profit                                      160,302          20,922

  Gain (loss) on exchange and disposal of               4,047         (79,434)
  investments

  Valuation movement on securities                    244,926        (119,138)

  Fair value result on financial instruments          (84,578)             -

  Profit from associated companies                        380             62
                                                 -------------------------------

Profit (loss) before financing, taxes and other       325,077       (177,588)
   income

   Interest expense                                  (135,172)      (185,959)

   Interest income                                      4,836         12,726

   Gain on debt restructuring                          96,748              -

   Other income                                             -         42,247

   Charge from financial instruments                        -         (7,858)

   Exchange loss, net*                                (45,602)       (23,483)
                                                 -------------------------------

Profit (loss) before taxes                            245,887       (339,915)

   Taxes                                              (52,369)       (22,734)
                                                 -------------------------------

Profit (loss) after taxes                             193,518       (362,649)

   Minority interest                                  (14,695)       (22,494)
                                                 -------------------------------

Profit (loss) for the year                            178,823       (385,143)
                                                 ===============================

Profit (loss) for the year on a diluted basis         182,299       (385,143)
                                                 ===============================

Basic earnings (loss) per common share (US$)            10.95         (23.60)(i)
                                                 ===============================

Diluted earnings (loss) per common shares (US$)          9.06         (23.60)(i)
                                                 ===============================

Weighted average number of shares in the year          16,328         16,318(i)
 (in thousands)
                                                 ===============================

Weighted average number of shares and dilutive         20,12          16,318(i)
potential shares in the year (in thousands)
                                                 ===============================


* MIC recorded a book, non-cash exchange loss of 41.8 million in respect of the 5% Mandatory Exchangeable Notes

(i) Pro forma number of shares and loss per share for 2002, adjusted for reverse 3 to 1 stock split of February 2003

                      Millicom International Cellular S.A.
                          Consolidated balance sheets
                        as at December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                     Dec 31,         Dec 31,
                                                        2003            2002
                                                 (Unaudited)       (Audited)
                                                    US$ '000        US$ '000
Assets

Non-current assets

   Intangible assets

    Goodwill, net                                     49,578           10,172

    Licenses, net                                     30,889           84,471

    Deferred costs and other non-current
     assets, net                                       5,148            4,919

   Tangible assets, net                              487,746          458,933

   Financial assets

    Investment in Tele2 shares                       479,040          164,031

    Investment in other securities                    25,397           56,355

    Investment in associated company                   1,340            1,013

    Pledged deposits                                  31,530           32,921

    Deferred taxation                                  5,226            8,470

                                                -------------------------------
Total non-current assets                           1,115,894          821,285

                                                -------------------------------
Current assets

   Investment in Tele2 shares                             -           101,540

   Investment in other securities                    15,291                 -

   Inventories                                       10,941             6,962

   Debtors

     Trade debtors, net                             113,750           113,221

     Amounts due from joint ventures                 13,137            14,053

   Prepayments and accrued income                    20,491            14,148

   Other current assets                              51,736            45,259

   Time deposits                                     32,880            16,200

   Cash and cash equivalents                        148,829            70,451

                                                -------------------------------
Total current assets                                407,055           381,834
                                                -------------------------------

Total assets                                      1,522,949         1,203,119
                                                ===============================



   -----------------------------------------------------------------------------
   Net position of the 5% Mandatory Exchangeable Notes as at December 31, 2003

   Investment in Tele2 shares                                         479,040

   Embedded derivative on the 5% Mandatory Exchangeable
    Notes in Tele2                                                   (103,457)
                                                                  --------------
                                                                       375,583
                                                                  --------------
   5% Mandatory Exchangeable Notes in Tele2 - debt component          (327,635)
                                                                  --------------
   Net position                                                         47,948
                                                                  ==============
   -----------------------------------------------------------------------------

                      Millicom International Cellular S.A.
                          Consolidated balance sheets
                        as at December 31, 2003 and 2002

--------------------------------------------------------------------------------

                                                    Dec 31,        Dec 31,
                                                       2003           2002
                                                (Unaudited)      (Audited)
                                                   US$ '000       US$ '000
Shareholders' equity and liabilities

Shareholders' equity

   Share capital and premium                       239,876         281,989

   Treasury stock                                   (8,833)        (54,521)

   2% PIK notes                                     16,006               -

   Legal reserve                                     4,256           4,256

   Retained loss brought forward                  (446,110)        (57,719)

   Profit (loss) for the year                      178,823        (385,143)

   Currency translation reserve                    (69,198)        (84,121)

                                              -----------------------------
Total shareholders' equity                         (85,180)       (295,259)

                                              -----------------------------

                                              -----------------------------
Minority interest                                   26,571          23,733
                                              -----------------------------

Liabilities

   Non-current liabilities

     Corporate 13.5% debt                                -         912,539

     Corporate 10% debt                            536,036               -

     2% PIK notes                                   50,923               -

     5% Mandatory Exchangeable in Tele2 shares
        - debt component(i)                        327,635               -

     Embedded derivative on the 5% Mandatory
        Exchangeable in Tele2 shares(i)            103,457               -

     Other debt and financing                      126,150         159,370

     Deferred taxation                              33,944          26,874

                                              -----------------------------
                                                 1,178,145       1,098,783
                                              -----------------------------
   Current liabilities

     Other debt and financing                      132,664         156,666

     Trade creditors                               112,764          90,945

     Amounts due to shareholders                         -           4,021

     Accrued interest and other expenses            44,673          42,745

         Other current liabilities                 113,312          81,485

                                              -----------------------------
                                                   403,413         375,862
                                              -----------------------------
Total liabilities                                1,581,558       1,474,645
                                              -----------------------------
Total shareholders' equity and liabilities       1,522,949       1,203,119
                                              =============================


(i) The net position of the 5% Mandatory Exchangeable Notes is summarized on page 9

                      Millicom International Cellular S.A.
                Condensed consolidated statements of cash flows
                 for the years ended December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                     Dec 31,          Dec 31,
                                                        2003             2002
                                                 (Unaudited)        (Audited)
                                                    US$ '000         US$ '000

Net cash provided by operating activities            167,928           72,581

Cash flow (used) provided by investing activities    (86,066)         141,665

Cash flow used by financing activities                (4,605)        (199,780)

Cash effect of exchange rate changes                   1,121             (291)
                                                 -------------------------------
Net increase in cash and cash equivalents             78,378           14,175

Cash and cash equivalents, beginning                  70,451           56,276
                                                 -------------------------------
Cash and cash equivalents, ending                    148,829           70,451
                                                 ===============================


                      Millicom International Cellular S.A.
      Condensed consolidated statements of changes in shareholders' equity for the years ended December 31, 2003 and 2002
--------------------------------------------------------------------------------


                                                      Dec 31,          Dec 31,
                                                         2003             2002
                                                  (Unaudited)        (Audited)
                                                     US$ '000         US$ '000

Shareholders' equity at January 1                   (295,259)          68,894

New shares issued                                      1,181                -

Disposal / (purchase) of treasury stock                2,394           (2,488)

Profit (loss) for the year                           178,823         (385,143)

Effect of consolidation of El Salvador                (3,248)               -

Movement in revaluation reserve                            -           61,325

Movement in currency translation reserve              14,923          (37,847)

Issuance of equity instruments (2% PIK Notes)         16,006                -
                                                ================================
Shareholders' equity                                 (85,180)        (295,259)
                                                ================================

                      Millicom International Cellular S.A.
                          Quarterly analysis by region


                          03 Q4       03 Q3       03 Q2       03 Q1       02 Q4

Gross cellular subs

MIC Asia              2,677,149   2,437,759   2,228,165   2,013,922   1,841,537
MIC Latin America     2,351,889   2,334,339   1,798,128   1,814,199   1,755,124
MIC Africa              661,504     531,743     445,542     420,593     406,250
                     ----------- ----------- ----------- ----------- -----------
Sub-total             5,690,542   5,303,841   4,471,835   4,248,714   4,002,911
Divested                      -           -           -           -     249,126
                     ----------- ----------- ----------- ----------- -----------
Total                 5,690,542   5,303,841   4,471,835   4,248,714   4,252,037
                     ----------- ----------- ----------- ----------- -----------


Prop cellular subs

MIC Asia              1,678,336   1,534,322   1,393,918   1,260,683   1,158,253
MIC Latin America     1,883,809   1,907,642   1,393,363   1,422,825   1,359,437
MIC Africa              463,432     364,682     296,674     279,095     266,497
                     ----------- ----------- ----------- ----------- -----------
Sub-total             4,025,577   3,806,646   3,083,955   2,962,603   2,784,187
Divested                      -           -           -           -     237,686
                     ----------- ----------- ----------- ----------- -----------
Total                 4,025,577   3,806,646   3,083,955   2,962,603   3,021,873
                     ----------- ----------- ----------- ----------- -----------


Revenues (US$ '000)

MIC Asia                 79,335      69,701      67,456      64,264      59,996
MIC Latin America        93,437      63,448      54,581      53,272      57,821
MIC Africa               27,213      21,179      18,474      17,992      16,892
Other                     1,870       2,340       3,351       3,175       2,606
                     ----------- ----------- ----------- ----------- -----------
Sub-total               201,855     156,668     143,862     138,703     137,315
Divested                      -           -           -       6,016      17,964
                     ----------- ----------- ----------- ----------- -----------
Total                   201,855     156,668     143,862     144,719     155,279
                     ----------- ----------- ----------- ----------- -----------


EBITDA (US$ '000)

MIC Asia                 40,187      42,876      38,214      36,394      37,060
MIC Latin America        41,418      30,728      25,985      24,942      26,552
MIC Africa               11,456       8,929       8,317       6,955       1,237
Other                      (85)         329         887         670         699
                     ----------- ----------- ----------- ----------- -----------
Sub-total                92,976      82,862      73,403      68,961      65,548
Divested                      -           -           -       2,609       6,896
                     ----------- ----------- ----------- ----------- -----------
Total                    92,976      82,862      73,403      71,570      72,444
                     ----------- ----------- ----------- ----------- -----------


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